RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

07025130

RECEIVED
2007 JUL 11 P 2:53

25.06.2007

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC TV's monthly audience exceeded 10mln viewers'.

Sincerely yours,

p.p. [signature] / Maria Sorokina Investor Relations /

Natalia Makeeva
Investor Relations Director

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

[signature] 7/11

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

RBC TV's monthly audience exceeded 10mln viewers

Moscow, June 25, 2007 – According to the survey, conducted in May 2007 by the COMCON[1] independent media research company at the request of OAO RBC Information Systems **(RTS, MICEX: RBCI)**, the monthly audience of the RBC TV business station increased 30% in one year and reached 10.03mln viewers. The survey also revealed that RBC TV is among top 3 most popular TV news providers in Russia.

RBC TV's weekly audience gained 44%, rising from 5.3mln viewers in May 2006 to 7.6mln people in 2007. The daily audience was growing most dynamically during the year. It surged 58% from 2.8mln people to 4.4mln, partially due to a significant increase (by 79%) in the number of viewers who watch the channel on weekends. According to the company estimates, RBC TV's technical coverage is around 50mln Russians and approximately 15mln people in the CIS countries and the Baltic States.

"We are delighted with the results of the survey, which proved that RBC TV is not only the largest business media source in Russia, but also the most dynamically growing one. We were particularly pleased with the significant expansion of the daily audience, which testifies to the strengthening of the core audience of the channel and of the viewer loyalty. Based on the results achieved to date with respect to the channel's audience size, we anticipate a considerable rise in RBC TV's sales starting from autumn. At the same time, we continue to expand the channel's viewership in large Russian cities and abroad," said Artyom Inyutin, RBC TV General Director.

RBC TV viewers now watch the channel more frequently during the week. In May 2006, 19.4% of the audience watched the channel on all five weekdays, while in 2007 the figure rose to 22.5%. The number of people, who watch RBC TV on both Saturday and Sunday, increased from 18.2% to 21.5% of the weekly audience.

In respondents' opinion, RBC TV remains the most unbiased and impartial channel, providing comprehensive business coverage. Apart from news programs, other most preferable RBC TV programs include "World in a Week", "Intrigue of the Day", "Russian and International Press Monitoring", "Sphere of Interest" and "Markets". In addition, 43.8% of viewers are used to discussing matters mentioned on RBC TV with their colleagues and partners, and about 29% - try to learn more about the topics mentioned on the channel.

Investor contact: Maria Sorokina
Tel: + 7 495 363 1111, E-mail: msorokina@rbc.ru
Web: www.rbcinfosystems.com

END

[1]The survey was held by telephone poll (CATI) in Moscow , St. Petersburg and Novosibirsk, as well as by face-to-face street interviews in other cities. The survey's universe was 45,103,000 people.